K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 9, 2019
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:       Neuberger Berman Equity Funds; Post-Effective Amendment No. 218
- Neuberger Berman Integrated Large Cap Fund
- 1933 Act File No. 002-11357
- 1940 Act File No. 811-00582
Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on November 22, 2019, regarding your review of Post-Effective Amendment No. 217 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (the “Registrant”) on behalf of its series Neuberger Berman Integrated Large Cap Fund (the “Fund”).  Post-Effective Amendment No. 217 will become effective on December 13, 2019, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  We expect to file Post-Effective Amendment No. 218 (“PEA 218”) on December 9, 2019, which will become effective on December 13, 2019, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
Comment 1: Please explain why the Institutional Class management fee differs from the Class A and Class C management fee in the fee table for the Fund.
Response:  While the Fund has a single management agreement under which each Class pays the same fee rate, each Class has a separate administration agreement.  The fee rate that the Fund pays under the administration agreement differs as between the Institutional Class and Class A and Class C.  The management fee contained in the fee table reflects the fees paid by the Fund under both agreements.  This presentation is permitted by Item 3, Instruction 3(a) to Form N-1A which states that “[m]anagement Fees” include investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as “Other Expenses.”
Comment 2: Please confirm that any repayment of the contractual expense caps disclosed in the footnote to the fee table will not cause the Fund’s operating expenses to exceed

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 9, 2019

either the contractual expense limit at the time the reimbursement or waiver was made or the contractual expense limit that is in effect at the time the repayment takes place.
Response: The Registrant confirms that any recoupment by the Manager will be based on the lesser of either the contractual expense cap at the time of the waiver or the contractual expense cap at the time of the recoupment.  The Registrant notes that the Fund’s SAI includes this disclosure since it states that the Fund has agreed to repay the Manager out of assets attributable to each of its respective classes for any fees waived by the Manager under the expense limitation or any operating expenses the Manager reimburses in excess of the expense limitation, provided that the repayment does not cause that class' operating expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower.
Comment 3: Please add “plus the amount of any borrowings” after “net assets” in the first sentence of the “Principal Investment Strategies” section.
Response:  No change was made in response to this comment.  The Registrant has considered the staff’s comment but because the Fund does not currently intend to borrow from banks for investment purposes, it believes the addition of this language would only confuse investors by suggesting it would borrow for investment purposes.
Comment 4:  In the last sentence of the second paragraph under the “Principal Investment Strategies” section, please explain in plain English what is meant by the following disclosure: “using a combination of in-depth discretionary fundamental analysis and broad-based cross-sectional quantitative security selection algorithms to form a cohesive investment thesis.”
Response:  The Registrant has revised the last sentence of the second paragraph of the “Principal Investment Strategies” as follows:
As such, the strategy evaluates each security using a combination of in-depth ~~discretionary~~ fundamental analysis and ~~broad-based cross-sectional~~ quantitative ~~security selection~~ algorithms to ~~form a cohesive investment thesis~~ select securities for the Fund.

Comment 5: Please confirm whether the Fund will invest in securities issued by emerging market countries.  If so, please add disclosure to the “Principal Investment Strategies” and “Principal Investment Risks” sections.
Response:  No change was made in response to this comment since the Fund currently does not intend to invest in securities issued by emerging markets countries as part of its principal investment strategies.
Comment 6: Please confirm whether the Fund will invest in unsponsored American Depositary Receipts.  If so, please add disclosure to the “Principal Investment Strategies” and “Principal Investment Risks” sections.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
December 9, 2019

Response:  No change was made in response to this comment since the Fund currently does not intend to invest in unsponsored American Depositary Receipts as part of its principal investment strategies.
Comment 7: Please consider presenting the disclosures in the Fund’s “Principal Investment Risks” section in order of risks most likely to impact the Fund’s net asset value, yield, or total return.
Response:  No change was made in response to this comment since the Registrant believes the current presentation meets the requirements of Form N-1A.  Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal investment risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Form N-1A does not require that the risks be placed in any particular order and only requires disclosure of the principal risks of investing in the Fund.
Comment 8: Please confirm whether the Fund will select a new broad-based securities market index.
Response:  The Registrant confirms that the Fund will select a new broad-based securities market index.
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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473.  Thank you for your attention to this matter.
Sincerely, /s/ Franklin Na Franklin Na